April 5, 2010
Via EDGAR (Correspondence)
Tim Buchmiller
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:	Thermo Fisher Scientific Inc.
Registration Statement on Form S-4
Filed March 3, 2010
File No. 333-165173
Dear Mr. Buchmiller:
     We have received your letter dated March 30, 2010 regarding the above-referenced Registration Statement on Form S-4. This will confirm that we will file the Part III information that we incorporate by reference into our Form 10-K for the fiscal year ended December 31, 2009 before requesting acceleration of the Registration Statement.
     Please do not hesitate to call me at (781) 622-1000 or Hal Leibowitz of Wilmer Cutler Pickering Hale & Dorr LLP at 617-526-6461 should you have any questions or require additional information.

Very truly yours, Thermo Fisher Scientific Inc.
By:	/s/ Seth H. Hoogasian
Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary

cc:	Hal J. Leibowitz, Wilmer Cutler Pickering Hale & Dorr LLP
Erika L. Robinson, Wilmer Cutler Pickering Hale & Dorr LLP

81 Wyman Street	Waltham, MA	(781) 622-1000	www.thermofisher.com
Post Office Box 9046	02454-9046	(781) 622-1207 fax